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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 1-14114

                               FORM 10-K                         CUSIP NUMBER
                                                                    76129C
                     For Period Ended: June 30, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                     RETIREMENT CARE ASSOCIATES, INC.
                     -------------------------------
                         Full Name of Registrant

                             Not Applicable
                        -------------------------
                        Former Name if Applicable

                   6000 Lake Forrest Drive, Suite 200
        --------------------------------------------------------
        Address of Principal Executive Office (Street and Number)

                         Atlanta, Georgia 30328
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                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
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As previously reported in a Report on Form 8-K, on August 14, 1997 the
Company's independent auditors resigned. As a result, the Company was required to locate and engage new independent auditors to audit the Company's financial statements for the year ended June 30, 1997, and also to reaudit the financial statements for the year ended June 30, 1996. Due to the complexity of the audits, the Company has been unable to provide the new auditors with all of the information and documentation needed in sufficient time to file the Form 10-K by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     An explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, the reasons why a reasonable estimate of the results cannot be made, are as follows:

The Company anticipates that it will report total revenue during the fiscal year ended June 30, 1997 of approximately $255 million as compared to approximately $134 million during the prior year. The increased revenues are primarily a result of acquisitions made by the Company and its Contour Medical, Inc. subsidiary.

The Company is currently unable to provide an estimate of the net loss which it will report for the fiscal year ended June 30, 1997, due to the fact that the audit of the financial statements has not been completed, and the amounts of the adjustments to be made have not been fully determined. In addition, the audit of the financial statements of Contour Medical, Inc., a majority-owned subsidiary, has not been completed, and adjustments may still be made to those financial statements which will be consolidated with those of the Company.

The Company expects to report restated net income for the year ended June 30, 1996 which is expected to be significantly less than had been reported in its Form 10-K for the year ended June 30, 1996. The restatement is due to the Company's determination to increase its provision for bad debts, to make adjustments to increase cost of patient services and to adjust inventory for the year ended June 30, 1996.
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                     RETIREMENT CARE ASSOCIATES, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned ereunto duly authorized.

                                     RETIREMENT CARE ASSOCIATES, INC.

                                     By/s/ Chris Brogdon
                                       Chris Brogdon, President
Date: September 29, 1997

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]